Filed Pursuant to Rule 433
Registration No. 333-262855
May 1, 2023

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 1, 2023)

Issuer:	Georgia Power Company
Security:	Series 2023A 4.65% Senior Notes due May 16, 2028
Expected Ratings:*	Baa1 (Stable)/BBB+ (Stable)/BBB+ (Stable) (Moody's/Standard & Poor's/Fitch)
Principal Amount:	$750,000,000
Initial Public Offering Price:	99.874%
Maturity Date:	May 16, 2028
Treasury Benchmark:	3.50% due April 30, 2028
Benchmark Treasury Yield:	3.628%
Spread to Treasury:	+105 basis points
Re-offer Yield:	4.678%
Optional Redemption:
Make-Whole Call:	Prior to March 16, 2028 at T+20 basis points
Par Call:	On or after March 16, 2028 at 100%
Coupon:	4.65%
Interest Payment Dates:	May 16 and November 16 of each year, beginning November 16, 2023
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 KS9/US373334KS95
Trade Date:	May 1, 2023
Expected Settlement Date:	May 4, 2023 (T+3)
Joint Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC MUFG Securities Americas Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. Truist Securities, Inc. Wells Fargo Securities, LLC
Co-Managers:
BMO Capital Markets Corp.
KeyBanc Capital Markets Inc.
Loop Capital Markets LLC
Santander US Capital Markets LLC
Synovus Securities, Inc.
Regions Securities LLC
C. L. King & Associates, Inc.
CastleOak Securities, L.P.
Hancock Whitney Investment Services, Inc.
Mischler Financial Group, Inc.
Siebert Williams Shank & Co., LLC
AmeriVet Securities Inc.
Security Capital Brokerage, Inc.

Concurrent Offering:	$1,000,000,000 Series 2023B 4.95% Senior Notes due May 17, 2033, expected to be issued on May 4, 2023. The closing of the offering of the Series 2023A Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-5579, BofA Securities, Inc. toll free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, MUFG Securities Americas Inc. toll free at 1-877-649-6848, PNC Capital Markets LLC toll free at 1-855-881-0697, Scotia Capital (USA) Inc. toll free at 1-800-372-3930, Truist Securities, Inc. toll free at 1-800-685-4786 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.